RP® FINANCIAL, LC.

Financial Services Industry Consultants

February 2, 2007

Board of Directors

Tempo Bank

28 West Broadway

Trenton, Illinois 62293

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated December 1, 2006 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Plan of Reorganization and Stock Offering

The Board of Directors of Tempo Bank (“Tempo” or the “Bank”) has adopted a plan of reorganization, pursuant to which Tempo will reorganize into a mutual holding company structure. As part of the plan of reorganization, Tempo will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Sugar Creek Financial Corp. (“Sugar Creek Financial” or the “Company”), a federally-chartered mid-tier holding corporation, and Sugar Creek Financial will issue a majority of its common stock to Sugar Creek MHC (the “MHC”), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Washington Headquarters
Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Board of Directors

February 2, 2007

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank’s capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Tempo’s financial condition, including financial data through December 31, 2006; (2) an updated comparison of Tempo’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

The Original Appraisal detailed the Bank’s relatively low equity position and low and declining level of earnings on a trailing twelve month basis, with such earnings impacted by the level of net interest income from the earning asset and costing liability base. The Bank’s value was discounted, in part, due to these factors. This Update reveals a continuation of this trend of lower levels of net income through the period ending December 31, 2006.

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2006 and updated financial information through December 31, 2006. Tempo’s assets increased by $855,000, or 1.0%, from September 30, 2006 to December 31, 2006. Loans receivable represented the primary area of asset growth during this

RP® Financial, LC.

Board of Directors

February 2, 2007

time period, which was largely offset by reduced balances of cash, cash equivalents and FHLB stock. The increase in loans receivable reflects the Bank’s strategy of increased investment in higher yielding loans instead of lower yielding investments or cash. Cash and cash equivalents decreased from $4.4 million, or 5.4% of assets, at September 30, 2006 to $3.5 million, or 4.2%

Table 1

Tempo Bank

Recent Financial Data

	At Sept. 30, 2006		At Dec. 31, 2006
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$82,200	100.0%	$83,055	100.0%
Cash, cash equivalents	4,404	5.4	3,452	4.2
FHLB stock	2,016	2.5	1,660	2.0
Loans receivable, net	74,507	90.6	76,429	92.0
Fixed Assets	891	1.1	876	1.1
Deposits	60,270	73.3	60,039	72.3
Borrowings	15,000	18.3	16,000	19.3
Total equity	6,045	7.4	6,050	7.3

	12 Months Ended Sept. 30, 2006		12 Months Ended Dec. 31, 2006
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$4,214	5.56%	$4,403	5.59%
Interest expense	(2,255)	(2.97)	(2,486)	(3.16)

Net interest income	$1,958	2.58%	1,916	2.43%
Provisions for loan losses	(13)	(0.01)	(13)	(0.01)

Net interest income after provision	$1,946	2.57%	1,904	2.42%
Non-interest operating income	100	0.13%	110	0.14%
Non-interest operating expense	(1,794)	(2.37)	(1,821)	(2.31)

Net operating income/(loss)	$252	(0.33%)	$193	0.25%
Net gain on serv. bureau sale	35	0.05%	19	0.02%

Income before taxes	$286	0.38%	$211	0.27%
Income taxes	(113)	(0.15)	(82)	(0.10)

Net income	$173	0.23%	$129	0.17%

Sources:	Tempo’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP® Financial, LC.

Board of Directors

February 2, 2007

of assets, at December 31, 2006, while FHLB stock decreased from a total balance of $2.0 million, or 2.5% of assets, at September 30, 2006 to $1.7 million, or 2.0% of assets, at December 31, 2006. The loans receivable balance increased from $74.5 million, or 90.6% of assets, at September 30, 2006 to $76.4 million, or 92.0% of assets, at December 31, 2006.

Updated credit quality measures reflected little change during the second quarter, as Tempo’s balance of non-performing assets declined from 1.08% of assets at September 30, 2006 to 0.93% of assets at December 31, 2006. The level of reserves as a percent of loans receivable remained constant at 0.17% at both September 30, 2006 and December 31, 2006.

There was little change in the Bank’s funding composition during the three month period ending December 31, 2006, as total deposits decreased from $60.3 million, or 73.3% of assets, at September 30, 2006 to $60.0 million, or 72.3% of assets, at December 31, 2006. The balance of borrowings also increased modestly, by $1.0 million, to total $16.0 million at December 31, 2006. Total equity equaled $6.05 million, or 7.3% of assets, at December 31, 2006, an increase of $5,000 during the quarter. The increase in equity was due to net income reported during the three month period.

Tempo’s operating results for the twelve months ended September 30, 2006 and December 31, 2006 are also set forth in Table 1. The Bank reported net income of $129,000 for the most recent twelve month period, a decline from $173,000 for the twelve months ended December 31, 2006.

The decrease in the net interest income ratio was attributable to higher funding costs, reflecting the more immediate impact of higher short-term interest rates on deposits costs relative to yields earned on less rate sensitive loans. Overall, Tempo’s net interest income to average assets ratio decreased from 2.58% for the twelve months ended September 30, 2006 to 2.43% for the twelve months ended December 31, 2006.

Operating expenses as a percent of average assets decreased from 2.37% for the twelve months ended September 30, 2006 to 2.31% for the twelve months ended December 31, 2006. Overall, Tempo’s lower net interest income and operating expense ratio provided for a slightly less favorable expense coverage ratio (net interest income divided by operating expenses) of 1.05x for the twelve months ended December 31, 2006, versus an expense coverage ratio of 1.09x expense ratio recorded for the twelve months ended September 30, 2006.

Non-interest operating income increased during the most recent twelve month period, which was mostly attributable to an increase in various fees and service charges, including fees related to lending operations. Total non-interest operating income equaled 0.14% of average assets for the twelve months ended December 31, 2006, versus 0.13% of average assets for the twelve months ended September 30, 2006. Overall, when factoring non-interest operating income into core earnings, the Bank’s updated efficiency ratio of 89.9% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was less favorable than the 87.5% efficiency ratio recorded for the twelve months ended September 30, 2006.

RP® Financial, LC.

Board of Directors

February 2, 2007

Loan loss provisions equaled 0.01% of average assets for both twelve month periods shown in Table 1. The loss provisions recorded during the most recent twelve month period were identical to the previous period examined. As of September 30, 2006, the Bank maintained valuation allowances of $130,000, equal to 0.17% of net loans receivable.

Non-operating income decreased from 0.05% of average assets during the twelve months ended September 30, 2006 to 0.02% of average assets during the twelve months ended December 31, 2006. Gains on sale of service bureau stock remained the only component of the Bank’s non-operating income.

There was a slight change in the Bank’s effective tax rate, which equaled 39.6% for the twelve months ended September 30, 2006 and 39.0% for the twelve months ended December 31, 2006.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Tempo, the Peer Group and all publicly-traded thrifts. The Bank’s and the Peer Group’s ratios are based on financial results through December 31, 2006 or the most recent data available.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank’s updated interest-earning asset (“IEA”) composition reflected a lower concentration of cash and investments and a higher concentration of loans. Overall, the Bank continued to maintain a higher level of IEA than the Peer Group, as updated IEA ratios equaled 98.2% and 94.1% for the Bank and the Peer Group, respectively, primarily as a result of a lower investment in fixed assets.

The updated mix of deposits and borrowings maintained by Tempo and the Peer Group also did not change significantly from the Original Appraisal. Relative to the Peer Group, Tempo continued to maintain a higher level of deposits and a higher level of borrowings. Updated interest-bearing liabilities-to-assets (“IBL”) ratios equaled 93.3% and 84.2% for the Bank and the Peer Group, respectively. The principal difference was the Bank’s much lower tangible equity-to-assets ratio of 7.3%, which remained well below the comparable ratio of 13.6% for the Peer Group. Overall, Tempo’s updated IEA/IBL ratio equaled 105.3%, which remained below the comparable Peer Group ratio of 111.8%. As discussed in the Original Appraisal, the additional equity realized from stock proceeds should serve to provide Tempo with an IEA/IBL ratio that is more comparable to the Peer Group’s ratio, as the infusion of stock proceeds realized from the Bank’s offering will serve to lower the level of IBL funding assets and will primarily be deployed into IEA.

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

Updated growth rates for Tempo are based on annualized growth for the 9 months ended December 31, 2006, while the Peer Group’s growth rates are based on growth for the twelve months ended December 31, 2006 or the latest 12 month period available. Updated asset growth rates continued to reflect stronger asset growth for the Bank, as Tempo recorded an 11.7% annualized increase in assets compared to a 5.6% increase in assets for the Peer Group. Asset growth for the Bank was in the loans receivable balance, offset by a decline in cash and investments. Comparatively, asset growth for the Peer Group continued to be sustained by loan growth, which was in part funded with redeployment of cash and investments.

Borrowings, and to a lesser extent, deposit growth funded the increase in assets for the Bank. Asset growth for the Peer Group was funded by deposit growth, along with additional borrowings. The Bank posted an increase in equity, due to continuing operating income. The Peer Group’s slight equity growth reflected profitable operations net of dividends and stock repurchases. As set forth in the Original Appraisal, the Peer Group’s equity growth rate was slowed by factors that currently do not impact the Bank’s equity growth, such as dividend payments and stock repurchases, while the Bank continued to record operating losses.

Table 3 displays comparative operating results for Tempo and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2006 or the latest date available. Updated profitability relative to average assets for the Bank and the Peer Group equaled 0.17% and income of 0.48%, respectively. Higher net interest income and higher non-interest operating income continued to support the Peer Group’s more profitable operations.

In terms of core earnings strength, updated expense coverage ratios posted by Tempo and the Peer Group equaled 1.05x and 1.02x, respectively. The Bank’s stronger expense coverage ratio continued to be realized through maintenance of a lower expense ratio (2.31% versus 2.83% for the Bank), offset in part by a lower net interest income ratio (2.43% versus 2.90% for the Peer Group). A lower interest expense ratio continued to account for the Peer Group’s higher net interest income ratio.

Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.71% and 0.14% of the Peer Group’s and the Bank’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Tempo’s core earnings strength relative to the Peer Group’s, the Bank’s updated efficiency ratio of 89.9% remained less favorable than the Peer Group’s efficiency ratio of 78.4%.

Loan loss provisions remained a larger factor in the Peer Group’s updated earnings, as loan loss provisions established by the Bank and the Peer Group equaled 0.01% and 0.06% of average assets, respectively.

Net gains from the sale of assets remained insignificant for the Bank and the Peer Group, at a gain of 0.02% of average assets for the Bank and a loss of 0.05% for the Peer Group. Extraordinary items remained a non-factor in the Bank’s and the Peer Group’s updated earnings.

RP® Financial, LC.

Board of Directors

February 2, 2007

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market was positive. Merger news and favorable economic reports provided a boost to stocks in early-December 2006. The Dow Jones Industrial Average (“DJIA”) traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year. Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks traded in a narrow range in advance of the Federal Reserve meeting at the end of January. On February 2, 2007, the DJIA closed at 12653.49 or 3.8% higher since the date of the Original Appraisal and the NASDAQ closed at 2475.9 or 2.6% higher since the date of the Original Appraisal.

Thrift issues also had a mixed performance since the date of the Original Appraisal. Merger news, including Bank of New York’s announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December. Thrift stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. On February 2, 2007, the SNL Index for all publicly-traded thrifts closed at 1,829.9, which was 2.1% higher since the date of the Original Appraisal, while the SNL MHC index for all publicly-traded MHCs closed at 3,878.4, which was 1.1% higher since the date of the Original Appraisal. Certain weakness in the thrift market was noted for smaller thrifts, including smaller MHCs, as the SNL index for thrifts with assets less than $250 million declined by 2.3% between December 1, 2006 and February 2, 2007.

Consistent with the SNL index for smaller publicly-traded thrifts, the updated pricing measures for the Peer Group reflected a decline since the date of the Original Appraisal. The Peer Group’s updated fully-converted pricing measures continued to reflect P/E multiples that were higher and P/B ratios that were lower than the comparable averages for all publicly-traded thrifts Since the date of the Original Appraisal, the Peer Group companies were evenly divided between companies that were trading at lower or higher prices as of February 2, 2007. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of December 1, 2006 and February 2, 2007. The Peer Group’s pricing measures reflect implied pricing ratios on a fully-converted basis.

RP® Financial, LC.

Board of Directors

February 2, 2007

Table 4

Tempo Bank

Average Pricing Characteristics

	At Dec. 1, 2006		At Feb. 2, 2007		% Change
Peer Group(1)
Price/Earnings (x)	25.03	x	24.23	x	(3.2%)
Price/Core Earnings (x)	24.67		23.46		(4.9)
Price/Book (%)	90.53%		89.80%		(0.8)
Price/Tangible Book(%)	93.87		93.14		(0.8)
Price/Assets (%)	21.63		21.30		(1.5)
Avg. Mkt. Capitalization ($Mil)	$77.19		$76.66		(0.7)

All Publicly-Traded Thrifts
Price/Earnings (x)	19.24	x	19.91	x	3.6%
Price/Core Earnings (x)	19.74		20.76		5.2
Price/Book (%)	153.74%		151.82%		(1.3)
Price/Tangible Book(%)	173.26		171.23		(1.2)
Price/Assets (%)	18.22		18.23		0.1
Avg. Mkt. Capitalization ($Mil)	$425.31		$427.73		0.6

Recent Mutual Holding Company Conversions(2)
Price/Core Earnings (x)	53.60	x	37.10	x	(30.8%)
Price/Tangible Book (%)	78.60%		79.50%		1.2%

(1)	Pricing ratios for the Peer Group are on a fully converted basis.

(2)	Ratios are based on conversions completed for prior three months.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP® Financial, LC.

Board of Directors

February 2, 2007

As shown in Table 5, one standard conversion offering, two second-step conversion offerings and four mutual holding company offerings were completed during the past three months. The average pro forma price/tangible book ratio of the recent mutual holding company offerings, the offerings considered to be more relevant for purposes of Tempo’s pro forma pricing, equaled 79.5% on a fully-converted basis at closing. The average gross proceeds of these MHC offerings was $41.5 million, well above the valuation range of Tempo. In addition, three of the four MHC offerings were conducted by thrifts that operate on the East Coast in metropolitan areas, while the remaining MHC was located in a rural part of Michigan. That offering, MainStreet Financial, raised $3.6 million and closed at a fully-converted pro forma price/tangible book ratio of 69.1%. MainStreet’s stock price was $10.00, or equal to its IPO price, at February 2, 2007.

Shown in Table 6 are the current pricing ratios of the three recent conversions that are publicly-traded on NASDAQ or an exchange and are fully-converted companies. Based on closing market prices as of February 2, 2007, the average P/TB ratio of the recent publicly-traded conversions equaled 106.92%.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Tempo’s pro forma value based upon our comparative analysis to the Peer Group:

Table 7

Valuation Adjustments

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The Original Appraisal applied certain valuation adjustments to the Bank, including the financial condition and recent operating results through September 30, 2006. This Update examines the more recent financial results through December 31, 2006, and we have revisited the original valuation adjustments to account for the updated information, leading to the following

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

conclusions.

The factors concerning the valuation parameters of primary market area, dividends, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the Bank’s pro forma balance sheet strength, which takes into account the increase in equity and liquidity that will be realized from the infusion of the net stock proceeds, remained less favorable to the Peer Group’s balance sheet strength. The updated recent developments of the Bank through December 31, 2006 revealed a similar asset and liability structure of the Bank, with a lower equity/assets ratio in comparison to the Peer Group. The lower equity/assets ratio, which is expected to remain following completion of the offering, represents an unfavorable comparative factor in relation to the Peer Group. A significant downward adjustment remained appropriate for earnings, based on the Bank’s continued lower level of reported and core earnings on a trailing twelve month basis with such earnings continuing to decline in the most recent quarter. This declining earnings trend was noted in the Original Appraisal and was a primary reason for the downward valuation adjustment applied. The Bank continues to experience a decline in the net interest income ratio, along with lower non-interest income and lower operating expenses in relation to the Peer Group. The Peer Group’s potential for asset growth remained stronger than Bank’s, based on the implied pro forma equity position of Tempo. Accordingly, a slight downward adjustment remained appropriate for the Bank’s asset growth.

The general market for thrift stocks reflected various changes since the date of the Original Appraisal, as the SNL Index for all publicly-traded thrifts increased modestly, while the SNL MHC index increased by a lower amount, and the SNL index for smaller thrifts with assets less than $250 million declined by 2.3%. More specifically, the updated pricing measures for the Peer Group also declined since the date of the Original Appraisal, reflecting weakness in the smaller, publicly-traded MHC institutions. The aftermarket trading performance of the four mutual holding company offerings completed during the past three months has been positive, although only one is trading well above its IPO price and two companies are trading at or close to their IPO prices. In general, the aftermarket trading performance of the larger thrift offerings has been more favorable compared to the smaller offerings, which have a less liquid trading market for their stocks. In terms of liquidity of the Bank’s shares, the potential for a lower number of shares to be outstanding results in a continued slight downward adjustment for liquidity of the shares.

Overall, taking into account the foregoing factors, we believe that a decrease in the Bank’s estimated pro market value as set forth in the Original Appraisal is appropriate.

RP® Financial, LC.

Board of Directors

February 2, 2007

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the Original Appraisal, to calculate the fully-converted pricing information for mutual holding companies, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the mutual holding company are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of mutual holding company institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public mutual holding company institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Tempo’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the changes to the valuation parameters utilized in the Original Appraisal reflected updated market data and the Bank’s financial data through December 31, 2006. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change in this update, including expenses, benefit plan assumptions and the tax rate.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank’s shareholders. However, we have considered the impact of the Bank’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that, as of February 2, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued to the public as well as to the MHC, is equal to $9,000,000.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank’s reported earnings equaled $129,000 for the twelve months ended December 31, 2006. In deriving Tempo’s core earnings, the only adjustment made to reported earnings was to eliminate $19,000 of net gains on the sale of the service bureau investment that occurred in 2006. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 39%, the Bank’s core earnings were determined to equal $117,000 for the twelve months ended December 31, 2006. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 9

Tempo Bank

Derivation of Core Earnings

Amount
($000)
Net income (12 Months Ended 12/31/06)	$129
Less: Gain on sale of serv. bureau stock(1)	(12)

Core earnings estimate	$117

(1) Tax effected at 39%.

Based on Tempo’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples (fully-converted basis) at the $9.0 million revised midpoint value equaled 42.65 times and 45.13 times, respectively, which provided for premiums of 76.0% and 72.3% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 24.23 times and 26.19 times, respectively (see Table 4.6). These are above the premiums of 33.2% and 47.3% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) as contained in the Original Appraisal, and reflect the lower reported and core income for the most recent twelve month period for the Bank. The implied premiums reflected

RP® Financial, LC.

Board of Directors

February 2, 2007

in the Bank’s pro forma reported and core P/E multiples take into consideration the Bank’s resulting pro forma P/B and P/TB ratios. The Bank’s conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

On an MHC reported basis, the Bank’s reported and core P/E multiples at the midpoint value of $9.0 million (fully converted basis) equaled 60.76 times and 65.92 times, respectively. The Bank’s reported and core P/E multiples provided for premiums of 158.4% and 190.5% relative to the Peer Group’s average reported and core P/E multiples of 23.51 times and 22.69 times, respectively. The Bank’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 11, and the pro forma calculations are detailed in Exhibits 5 and Exhibit 6.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $9.0 million proposed midpoint value, the Bank’s pro forma P/B and P/TB ratios (fully-converted basis) both equaled 67.76%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 89.8% and 93.1%, respectively, Tempo’s updated ratio reflected a discount of 24.5% on a P/B basis and a discount of 27.3% on a P/TB basis (versus discounts of 23.5% and 26.2% from the Peer Group’s P/B and P/TB ratios at the midpoint as indicated in the Original Appraisal). See Table 10 for pro forma pricing information for the Company and the Peer Group on a fully-converted basis. RP Financial considered the discounts under the P/B and P/TB approaches to be reasonable in light of the Bank’s resulting P/E and P/CE multiples.

On an MHC reported basis, the Bank’s P/B and P/TB ratios at the $9.0 million midpoint value both equaled 101.23%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 167.12% and 177.89%, respectively, Tempo’s updated ratios were discounted by 39.4% on a P/B basis and 43.1% on a P/TB basis (versus discounts of 38.2% and 41.9% at the midpoint from the Peer Group’s P/B and P/TB ratios as indicated in the Original appraisal). See Table 11 for pro forma pricing information for the Company and the Peer Group on a nominal basis.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent mutual holding company offerings. As indicated in the Original Appraisal, the pricing characteristics of recent mutual holding company offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The three recently completed mutual holding company offerings had an average closing pro forma price/tangible book ratio of 79.5% (fully-converted basis). In comparison, the Bank’s P/TB ratio of 67.8% at the proposed midpoint value reflects an implied discount of 14.7% relative to the average closing pro forma P/TB ratio of the recent mutual holding company offerings. At the top of the superrrange, the Bank’s P/TB ratio of 75.2% reflected an implied

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

[GRAPHIC OMITTED]

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FIGURE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

RP® Financial, LC.

Board of Directors

February 2, 2007

discount of 5.5% relative to the average closing P/TB ratio of the recent MHC offerings. Such discounts are considered appropriate given the Bank’s smaller size, less favorable financial characteristics, smaller market capitalization, more rural market area and lower stock liquidity.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the revised midpoint of the valuation range, $9.0 million, Tempo’s fully-converted pro forma P/A ratio equaled 9.97%. In comparison to the Peer Group’s average P/A ratio (fully-converted basis) of 21.3%, Tempo’s P/A ratio indicated a discount of 53.2% (versus a discount of 51.1% at the midpoint valuation in the Original Appraisal).

On an MHC reported basis, Tempo’s pro forma P/A ratio at the $9.0 million proposed revised midpoint value equaled 10.48%. In comparison to the Peer Group’s average P/A ratio of 24.52%, Tempo’s P/A ratio indicated a discount of 57.3% (versus a discount of 55.3% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of February 2, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the MHC, equaled $9,000,000 at the midpoint, equal to 900,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $7,650,000 and a maximum value of $10,350,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 765,000 at the minimum and 1,035,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $11,902,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 1,190,250.

RP® Financial, LC.

Board of Directors

February 2, 2007

The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $3,442,500 at the minimum, $4,050,000 at the midpoint, $4,657,500 at the maximum and $5,356,130 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 10 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 11 and are detailed in Exhibits 5 and 6.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening CEO and Managing Director

/s/ James J. Oren
James J. Oren Senior Vice President

LIST OF EXHIBITS

Exhibit Number	Description

1	Stock Prices: As of February 2, 2007

2	Peer Group Core Earnings Analysis

3	Pro Forma Analysis Sheet – Fully Converted Basis

4	Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

5	Pro Forma Analysis Sheet – Minority Stock Offering

6	Pro Forma Effect of Stock Proceeds – Minority Stock Offering

7	Firm Qualifications Statement